

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Peter Osvaldik
Executive Vice President and Chief Financial Officer
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, Washington 98006-1350

      Re: **T-Mobile US, Inc.**
                Form 10-Q
                Exhibit Nos. 10.1 and 10.2
                Filed November 5, 2020
                File No. 001-33409

Dear Mr. Osvaldik:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                    Sincerely,

                                    Division of Corporation Finance